Comic Blitz LLC
Statement of Cash Flows
(Amounts in Whole Dollars)

	2017	
Cash Flows from Operating Activities		
Net Income	$	(39,964)
Accrued Interest Payable and Other Liabilities	$	1,209
Cash Flows from Investing Activities		
Additions to Fixed Assets	$	-
Cash Flows from Financing Activities		
Proceeds from Issuance of Convertible Debt	$	10,000
Unpaid Interest Expense		
Proceeds from WeFunder Round 1	$	84,298
Net Change in Cash	$	55,543
Beginning Cash	$	2,736
Ending Cash	$	**58,279**